Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

May 29, 2013

Peter M. Fass
Member of the Firm

d 212.969.3445

f 212.969.2900

pfass@proskauer.com

www.proskauer.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Laura S. Crotty and Eric Envall

RE:	RCS Capital Corporation Registration Statement on Form S-1 Filed February 22, 2013 File No. 333-186819

Dear Ms. Crotty and Mr. Envall:

On behalf of our client, RCS Capital Corporation (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated May 23, 2013 (the “Comment Letter”), with respect to the registration statement on Form S-1 filed by the Company with the Commission on February 22, 2013, as amended March 28, 2013, April 29, 2013, May 10, 2013, May 21, 2013 and May 22, 2013 (No. 333-186819) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter and in Amendment No. 6 to the Registration Statement (“Amendment No. 6”). Amendment No. 6 has been filed by the Company today.

The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 6. All page number references in the Company’s responses are to page numbers in Amendment No. 6.

Risk Factors, page 20

1.	We note your discussion of acquisition and growth strategies on page 116 and your statement that Parent “effectively has control” over whether you will make any acquisitions in the future. Please add a Risk Factor that discusses the possible economic impact of potential acquisitions on public shareholders, including dilution implications, in the event Parent determines to acquire a complimentary business itself, which may then later be integrated into the operating subsidiaries or company, or in the event Parent determines that the company should conduct an acquisition.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC.

May 29, 2013

The Company has added a new risk factor that discusses the possible economic impact of potential acquisitions on public shareholders. Please see page [39].

Exhibit Index, page II-4

2.	Please file executed copies, rather than “Form of” versions, of Exhibits 3.3 and 3.4 prior to requesting effectiveness. In addition, please file Exhibit 5.1 as soon as possible, as we may have additional comments based on our review of its contents.

The Company respectfully notes that it has filed forms of Exhibits 3.3 and 3.4 (the Company’s amended and restated charter and amended and restated by-laws, respectively), rather than executed copies, because such organizational documents will not become operative until the closing date of the Company’s initial public offering. The Company expects that the closing of the initial public offering will occur three business days after the Commission has declared the Registration Statement effective, and further understands that the underwriters of the initial public offering will not close the transaction unless the Company’s amended and restated charter and amended and restated by-laws have become operative. The Company anticipates that the operative versions of such organizational documents will be substantially identical to the forms filed with the Commission as Exhibits 3.3 and 3.4.

However, Exhibit 5.1 is filed today with Amendment No. 6.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass

Peter M. Fass, Esq.